UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Tuniu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106 (1)

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the American Depositary Shares of Tuniu Corporation, each representing three class A ordinary shares of Tuniu Corporation.

CUSIP No. 89977P106	Page 2 of 9 Pages

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) HC

CUSIP No. 89977P106	Page 3 of 9 Pages

1	Names of Reporting Persons JD.com E-Commerce (Technology) Hong Kong Corporation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 89977P106	Page 4 of 9 Pages

1	Names of Reporting Persons JD.com E-commerce (Investment) Hong Kong Corporation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 89977P106	Page 5 of 9 Pages

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 89977P106	Page 6 of 9 Pages

1	Names of Reporting Persons Fabulous Jade Global Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 65,625,000 Class A ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 65,625,000 Class A ordinary shares
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,625,000 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.7% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No. 89977P106	Page 7 of 9 Pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being jointly filed by JD.com, Inc. (“JD”), JD.com E-Commerce (Technology) Hong Kong Corporation Limited (“JD Technology”), JD.com E-commerce (Investment) Hong Kong Corporation Limited (“JD Investment HK”), JD.com Investment Limited (“JD Investment BVI”) and Fabulous Jade Global Limited (“Fabulous Jade,” together with JD, JD Technology, JD Investment HK and JD Investment BVI, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 7, 2015, as amended by Amendment No.1 to Schedule 13D filed with the SEC on May 29, 2015 and Amendment No.2 to Schedule 13D filed with the SEC on June 22, 2020 (collectively, the “Original Schedule 13D,” together with this Amendment No. 3, the “Statement”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to include the following:

On November 18, 2020, JD Investment HK, JD Investment BVI and Hopeful Tourism Limited (“Hopeful Tourism,” the assignee of the Buyer in accordance with a notice from the Buyer dated as of November 13, 2020, pursuant to which the Buyer has assigned all its rights and obligations under the SPA to Hopeful Tourism) entered into an Amendment to Share Purchase Agreement (the “Amendment to SPA”), pursuant to which JD Investment HK and JD Investment BVI have given Hopeful Tourism a notice specifying November 20, 2020 as the date of the SPA Closing, and Hopeful Tourism shall pay the purchase price under the SPA within 180 days after the date of the SPA Closing.

On November 20, 2020, the SPA Closing has occurred, as a result of which each Reporting Person (other than Fabulous Jade) shall no longer beneficially own any Ordinary Shares of the Issuer.

A copy of the Amendment to SPA is attached hereto as Exhibit 99.9. The description of the above-mentioned document contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of Exhibit 99.9, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Amendment No. 3 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As of the date hereof, Fabulous Jade holds 65,625,000 Class A Shares, representing 18.6% of the Issuer’s outstanding Class A Shares, or 17.7% of the Issuer’s outstanding Ordinary Shares, or 12.5% of total voting power. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by Fabulous Jade is based on the total number of Ordinary Shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A Shares (excluding the 19,228,593 Class A Shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B Shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. The percentage of voting power was calculated by dividing the voting power beneficially owned by Fabulous Jade by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as of March 31, 2020. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote. As a result of the SPA Closing, Hopeful Tourism shall become the sole shareholder of Fabulous Jade.

As a result of the SPA Closing, the Reporting Persons other than Fabulous Jade shall no longer beneficially own any Ordinary Shares of the Issuer.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Persons or any of their affiliates constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.

CUSIP No. 89977P106	Page 8 of 9 Pages

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

(c) Except as set forth under Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) November 20, 2020 for the Reporting Persons other than Fabulous Jade.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following :

The information regarding the Amendment to SPA under Item 4 is incorporated herein by reference in its entirety. The summary of the Amendment to SPA in this Statement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment to SPA, a copy of which is attached hereto as Exhibit 99.9.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated January 7, 2015, between JD.com, Inc., JD.com E-Commerce (Technology) Hong Kong Corporation Limited and JD.com E-commerce (Investment) Hong Kong Corporation Limited

99.2*	Share Subscription Agreement, dated December 15, 2014, between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Dragon Rabbit Capital Limited and Verne Capital Limited

99.3*	Observation Right Agreement, dated December 31, 2014, between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited and Unicorn Riches Limited

99.4**	Joint Filing Agreement, dated May 29, 2015, between JD.com, Inc., JD.com E-Commerce (Technology) Hong Kong Corporation Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited and Fabulous Jade Global Limited

99.5**	Share Subscription Agreement, dated May 8, 2015, between Tuniu Corporation and Fabulous Jade Global Limited

99.6**	Business Cooperation Agreement, dated May 8, 2015, between Tuniu Corporation and JD.com, Inc.

99.7**	Investor Rights Agreement, dated May 22, 2015, between Tuniu Corporation and Fabulous Jade Global Limited

99.8***	Share Purchase Agreement, dated June 19, 2020, between JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited and Caissa SEGA Tourism Culture Development Group Co., Ltd (凯撒世嘉旅游文化发展集团股份有限公司)

99.9	Amendment to Share Purchase Agreement, dated November 18, 2020, between JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited and Hopeful Tourism Limited

*	Previously filed on January 7, 2015.
**	Previously filed on May 29, 2015.
***	Previously filed on June 22, 2020.

CUSIP No. 89977P106	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2020	JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board and Chief Executive Officer

JD.com E-Commerce (Technology) Hong Kong Corporation Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

JD.com E-commerce (Investment) Hong Kong Corporation Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

JD.com Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

Fabulous Jade Global Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director